

Noah Bornstein · 3rd

CTO and Co-Founder at Balloon - We're hiring!!!

San Francisco Bay Area · **Contact info**

500+ connections


Balloon

Carnegie Mellon University

Experience

CTO and Co-Founder
Balloon
2018 - Present · 4 yrs 2 mos
San Francisco Bay Area

Balloon unreachable wisdom and build a meritocracy.

...see more

UX Designer
IBM
2013 - 2014 · 1 yr
Columbus, Ohio Area

- Led in the redesign and modernization of the theming architecture for IBM's Digital Experience portfolio
- Championed and spearheaded adoption of Design Thinking methodologies within worldwide IBM Digital Experience development ...see more

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Tech Lead for MHCI Capstone Project
Bloomberg LP
Jan 2013 - Aug 2013 · 8 mos
Greater New York City Area

Web Development and Strategy Consultant
Crossroads Campaigns
2010 - 2012 · 2 yrs
Washington, DC

- Designated lead and project manager for 25+ clients/projects including national congressional campaigns, state political parties, and US Senatorial and Congressional offices
- Performed all aspects of website creation including domain management, strategy implementation, third-party software integration, design, and development ...see more

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Web & Multimedia Consultant (Promoted from Intern October 2010)
Bucklesweet Media
Jun 2010 - Dec 2010 · 7 mos
Washington D.C. Metro Area

- Provided project management and technical support, including public relations, internet marketing, web-design, and social media initiatives
- Developed press releases for esteemed clientele, including Grammy®-winning musicians and composers ...see more

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See all 6 experiences